CAM Group, Inc.

September 25, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Staff Attorney | Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Sonia Barros

Re: CAM Group, Inc. (f/k/a RT Technologies, Inc.)

Form 8-K

File No. 001-33907

Filed April 24, 2012

Ms. Barros:

CAM Group, Inc. (f/k/a RT Technologies, Inc.) (the “Company”) hereby submits its response as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 26, 2012, relating to the above mentioned 8-K. The Company has amended the 8-K in response to the SEC's comments. In addition, we have made non-material corrections to the 8-K. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the 8-K, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment: 1. Please properly tag this Form 8-K as relating to all applicable items, such as Items 2.01, 4.01 and 5.01.

Response:	We have discussed this matter with our Edgar personnel and have been assured that the amended 8-K will be properly tagged.
Comment:	2. Please provide us with support for all quantitative and qualitative business and industry data used in the Form 8-K. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 24b-2 and that such material should be returned to the registrant upon completion of the staff review process.
Response:	The Company has updated its industrial data quoted in the Form 8-K and filed the requested data in a separate document as EDGAR correspondence marked Exhibit 10.8.

Comment: 3. We note your disclosure that Angela Ross resigned as an officer and director of RT Technologies, Inc. on April 21, 2012. We further note that Ms. Ross signed your Form 10-Q filed on May 3, 2012 in the capacity of CEO and principal financial officer. Please revise your disclosure to clarify the status of Ms. Ross’s resignation or otherwise explain to us why she signed your Form 10-Q after resigning from the company.

Response:	We have updated our disclosure to indicate that Ms. Ross’s resignation was effective upon filing of our Quarterly Report on Form 10-Q for the three months ended March 31, 2012.

Comment 4. In the appropriate section, please revise to discuss the background associated with the consummation of the exchange transaction. Such discussion should include the timeline and persons involved with the negotiation.

Response:	With apologies, we are unclear as to which section would be most appropriate for this discussion and which subsection of Regulation S-K, Regulation S-T and/or Regulation S-X would most appropriately set forth our disclosure requirements. Respectfully, we request that the Staff please help guide us to the proper disclosure rules so that we may provide a more complete and meaningful response to this comment.

Comment 5.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•           What role he or she takes in preparing your financial statements;

•           What relevant education and ongoing training he or she has had relating to U.S. GAAP;

•           The nature of his or her contractual or other relationship to you;

•           Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•           About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•           The name and address of the accounting firm or organization;

•           The qualifications of their employees who perform the services for your company;

•           How and why they are qualified to prepare your financial statements;

•           How many hours they spent last year performing these services for you; and

•           The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•           Why you believe they are qualified to prepare your financial statements;

•           How many hours they spent last year performing these services for you; and

•           The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end

•           Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP

Response:	The Company maintains all of its books and records in accordance with U.S. GAAP. The Company has professional accounting and finance personnel that it believes are competent to control financial risks, conduct financial planning and ensure that its financial reporting and accounting operations comply with U.S. GAAP for a public company in the United States. The Company’s Principal Financial Officer and Principal Accounting Officer has extensive experience in managing financial risks for corporations in China, financial planning and record-keeping, as well as financial reporting to higher management, and possesses a strong background of assisting Chinese companies with their financial reporting in the United States. The Company’s accounting manager is a key person in the preparation of the Company’s financial statements and is familiar with U.S. GAAP and the accounting and reporting requirements of a U.S. public company. Furthermore, the Company is going to create an audit committee to oversee, supervise and review financial statements to ensure they are prepared in accordance with U.S. GAAP in the coming months.
The Company did not hire any external accounting firms or outside individuals for the preparation of its financial statements. The Company’s CFO was responsible for preparing financial statements that are in compliance with U.S. GAAP and SEC rules and regulations. Presently, the Company’s Principal Financial Officer and Principal Accounting Officer is overseeing the preparation of the Company’s financial statements.

●  Chief Financial Officer: Our CFO resigned on August 10, 2012 due to health problems and not in connection with any specific disagreement with the Company on any matter. Our President, Mr. Weiheng Cai shall act as principal financial officer and principal accounting officer of the Company until such time as we can find a replacement for the previous CFO.

●  Accounting Manager: This individual is a senior accountant with a China Certified Public Accountant’s certificate. Her responsibilities in the preparation of the financial statements include, but are not limited to, keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable us to ensure that the financial statements comply with the requirements of U.S. GAAP, reviewing monthly and quarterly accounting statements and statistical reports and reporting to the CFO in a timely manner. Our accounting manager is familiar with both PRC and U.S. GAAP. She is an employee of the Company.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 4

Comment 6. Please clarify whether shareholder approval was required for the exchange transaction and, if so, how you obtained approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Response:	Current management was not in control of the issuer prior to the transaction and the issuer was represented by previous counsel so we do not have knowledge of the legal analysis that was conducted, however it is our belief that shareholder approval was not required for the acquisition of the shares because this was a voluntary rather than mandatory exchange pursuant to NRS 92A.110 and NRS 92A.190.

Comment 7. You indicate that CAMG is 100% owned by Mr. Ka Siu Ping, but you also refer to the CAMG shareholders. Please revise to clarify the number of shareholders that will receive or have already received RTTE stock.

Response:	We have made changes to Item 2.01 to clarify that Mr. Ka was the record holder of the shares and was holding CAMG stock on behalf of the true beneficial holders pursuant to a Chinese entrustment agreement.

Comment 8. Please expand your disclosure to describe the terms of the Entrustment Agreement and other contractual agreements you have to operate your business in China, such as equity pledges. Include the executed Entrustment Agreement and other relevant agreements as exhibits to the Form 8-K.

Response:	The Company has filed the executed Entrustment Agreement as an exhibit. Please refer to Exhibit 10.4

Description of China Agriculture Media Group Co., Ltd. Business, page 6

Comment 9. Please significantly revise this section to distinguish CAMG’s current business from its proposed business. Furthermore, please also revise to clarify that CAMG has not yet generated any revenue and that operations have been limited to development. Your revised disclosure should be consistent with the fact that you are in development stage. For example, on page 6 you indicate that you will use existing resources, such as facilities, to establish access to the rural retail market. Given that you have limited assets, it is unclear what facilities are referenced here.

Response:	The Company has significantly revised the Form 8-K to distinguish its current business from its proposed business and clarity that it is in the development stage.

Comment 10. We note your disclosure that Hebei AMP agreed to increase the registered capital of CAM Hebei such that CAM HK will own approximately 98% of CAM Hebei and that such transaction will be complete in the next several months. Please describe such arrangement in greater detail and include any written agreement as an exhibit to the Form 8-K. Please also disclose the status of this transaction.

Response:	The Company has revised the Form 8-K to describe the increase of the registered capital of CAM Hebei in greater detail and update the status of this transaction. Changes include the following:

On April 21, 2012, the Board of CAM Hebei executed a resolution for the issuance of additional capital for the purpose of increasing the ownership of CAMG through a dilution of the interest held by Hebei AMP as a non-controlling shareholder of CAM Hebei. After the issuance of additional capital, the ownership percentage of CAMG will increase from 60% to 98%.

On April 21, 2012, major shareholders of CAM Hebei executed a written consent to the resolution of the Board of CAM Hebei for the issuance of additional capital and the increase of CAMG’s ownership in CAM Hebei from 60% to 98%. Copies of the board resolution and shareholder consent have been attached as Exhibit 10.5.

Comment 11. We note your disclosure that CAMG will receive income from the joint venture agreement from the sale of minutes to HAMP. The agreement as filed, however, indicates that the purchase of these minutes represents HAMP’s contribution for capital. Please revise your disclosure so that it is consistent with the agreement.

Response:	We have revised our disclosure in order to clarify that:

According to the JV Agreement CAMG and Hebei AMP agreed to begin the monthly option arrangement after completing the installation of the first batch of 3,000 LCD displays within the Network. The promise to enter into this monthly minute purchase arrangement between Hebei AMP and CAM Hebei represents Hebei AMP’s contribution of capital to the joint venture. For the avoidance of doubt, Hebei AMP’s legal consideration for the agreement consisted of the promise to enter into the monthly minute purchase arrangement and the advertisement income received as a result of the monthly minute purchases is intended by the parties to be recorded as revenue rather than additional paid-in capital.

Comment 12. Please provide the plain English meaning of “X-frame racks.”

Response:	We have changed “X-frame racks” to “Poster boards displayed on metal racks”

Comment 13. When you reference a specific amount in Renminbi, please also provide the current conversion to U.S. dollars.

Response:	We have made changes throughout the document to provide current conversion to U.S. dollars.

Organizational Structure, page 14

Comment 14. Please clarify if the agreement for CAMG to share Hebei AMP’s existing workforce is memorialized in writing and discuss the principal terms of that agreement. Please also file such agreement with your next amendment.

Response: We have revised our disclosure to state that:

According to the agreement, Mr. Lijun Chen, the existing Chairman and President of Hebei AMP, has been appointed as the Chairman of the Board of CAM Hebei and Mr. Guojiang Peng, the existing Vice President of Hebei AMP, has been appointed as Executive Director of CAM Hebei. A copy of the agreement to share workers is attached as Exhibit 10.6.

Government Regulation, page 16

Comment 15. Please revise your disclosure to ensure that you have named and discussed all material laws and regulations, including, for example, the Catalogue for the Guidance of Foreign Investment Industries and the regulations referenced in many of your risk factors that are not included in this section. Your revised disclosure should make clear how you have been affected to date, the extent of your compliance, and the prospective penalties for any noncompliance. The disclosure in any related risk factors should be revised accordingly to make clear the extent that you are materially at risk. Please see Item 4.B.8 of Form 20-F.

Response:	We have added substantial disclosure to the Governmental Regulations section:

Government Regulations

PRC regulations require any foreign entities that invest directly in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China.

Current PRC regulations do not restrict domestic companies controlled by Wholly Foreign-Owned Enterprise (“WFOEs”) through contractual arrangements from operating advertising businesses. Nevertheless, PRC governmental authorities may in the future deem that such business operations by domestic companies controlled by WFOEs evade the qualifications requirements on foreign investment in the advertising industry, and thus, restrict our business operations.

Despite these restrictions, the PRC restriction on foreign investment in the advertising industry does not expressly apply to the investment activities of WFOEs, and starting from late 2007, the advertising industry has been re-classified from a “restricted” area to a “permitted” area for foreign investment. Thus, WFOEs may establish subsidiaries in China to operate advertising business directly in China. However, the PRC governmental authority may determine in the future that such indirect investments evade the qualification requirements on foreign investment in the advertising industry and thus bans such investment activities.

Relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, and the Ministry of Commerce, which regulates foreign investments in China, have broad discretion in regulating business entities, including:

●	Imposing fines or other monetary penalties on PRC subsidiaries or affiliates;

●	Revoking the business and operating licenses of PRC subsidiaries and affiliates;

●	Discontinuing or restricting PRC subsidiaries’ and affiliates’ operations;

●	Imposing conditions or requirements that are impossible to comply with;

●	Requiring a restructuring of the relevant ownership structure or operations; or

●	Restricting or prohibiting the use of the proceeds of any offering or from other sources to finance business and operations in China.

 Tax

The newly enacted New Law, and the implementation regulations to the New Law issued by the PRC State Council, became effective as of January 1, 2008. Under the New Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New Law subject to relevant transaction rules. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments may be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a 15% enterprise income tax rate.

Other relevant PRC tax regulations include the PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

Foreign Currency Exchange

Under the PRC foreign currency exchange regulations applicable to us, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

●	Prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

●	An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

●

An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Risk Factors, page 17

Comment 16. Please include a risk factor that discloses that CAMG has had recurring operating losses since its inception and is dependent on raising capital from shareholders or external sources in order to fund its operations and place it at the beginning of your Risk Factors section.

Response:	We have added the following risk factor:

We have had recurring operating losses since inception and since the success of CAMG is dependent on raising capital from shareholders or external sources in order to fund its operations your investment could be at risk.

Development of our operations will require significant capital expenditures for which we may be unable to provide sufficient financing. Our need for additional capital may adversely affect the financial condition of CAMG. CAMG and its subsidiaries have no sustained history of earnings and have operated at a loss since they commenced business. CAMG has relied, and continues to rely, on external sources of financing to meet its capital requirements, to continue developing its business in China, the LCD Network, and to otherwise implement its corporate development and investment strategies. In the past, the Company has relied upon equity capital and debt as sources of funding. While CAMG hopes to obtain the future funding that it will need through the debt and equity markets, we cannot assure investors that we will be able to obtain additional funding when it is required. If we fail to obtain the funding that we need when it is required, CAMG may have to forego or delay potentially valuable opportunities to develop its business or default on existing commitments to third parties. Our limited operating history makes it extremely difficult to obtain future financing and our failure to obtain future financing could result in significant dilution and/or a complete loss of the value of your shares.

Comment 17. Please include a risk factor that identifies the risks associated with not having an audit committee.

Response:	We have added the following risk factor:

We do not have an Audit Committee nor do we have adequate Disclosure Controls and Procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) so we may be unable to operate effectively as a public company and as a result our stock could trade at a significantly lower price.

Since we are a small development stage company we do not have the resources to hire professionals with extensive financial and accounting experience. Although we hope to form an audit committee soon, there is no guaranty that we will be able to find talented individuals with the necessary experience for such a position. Even if we are able to locate experienced financial professionals to assist us as members of our audit committee, it is unlikely that we will be able to pay them the compensation needed to retain them in such a role. Currently none of our Officers or Directors have a U.S. accredited professional background in finance or accounting, and we do not have an audit committee financial expert on our board of directors to evaluate the effectiveness of the Company's disclosure controls and procedures. Unless CAMG receives additional funding we will be unable to remedy the weakness of our internal controls and we may be unable to form an audit committee now or in the future. As a result, your stock may trade at a lower multiple when compared to companies that have a full audit committee. In addition, without the benefit of an audit committee review, we may be unable to spot weaknesses in our financial statements or prevent certain errors. Your stock could become substantially less valuable as a result, and to the extent that errors occur you may lose all or a portion of your investment.

Comment 18. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

•           “We may be deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law . . . ,” page 21;

•           “Our business operations may be affected by legislative or regulatory changes,” page 27;

•           “Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax,” page 30; and

•           “We do not foresee paying cash dividends in the near future,” page 34.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

Response:	We have made revisions throughout the risk factor subheadings to clarify the risk as they relate to investors.

Our common shares are thinly traded . . . , page 35

Comment 19. Each risk factor should contain only one discrete risk. This risk factor discusses the risk of volatility in share price due to being thinly traded and the risk of abuse and fraud in the penny stock market, which is a separate and distinct risk. Please revise.

Response:	We have edited this section to reflect separate and distinct risks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Comment 20. Please remove all references to the Private Securities Litigation Reform Act of 1995. The safe harbors provided by the PSLRA do not apply to penny stock issuers. Considering that you may not rely on the safe harbors, it is not appropriate to include references to the safe harbor in your disclosure.

.

Response:	We have removed the reference to the Private Securities Litigation Reform Act of 1995.

Comment 21. Please expand your disclosure to provide the company’s plan of operations for the next 12 months. Please include a detailed timeline, including milestones and the anticipated timeframes for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response:	The Company has provided its plan of operations for the next 12 months with detailed timeline, estimated expenses and source of funding. The Company has a commitment letter from one of its shareholders, Precursor Management, Inc., who will provide necessary unconditional financial support through March 2013 if it cannot generate enough cash to support its operations.

Liquidity and Capital Resources, page 39

Comment 22. Please disclose any restrictions that will impact your ability to transfer cash within the corporate structure. Also, discuss the nature of the restrictions on the net assets of your subsidiaries, the amount of those net assets, and the potential impact on your liquidity. Furthermore, discuss the amount of cash held in USD versus RMB

Response:	The Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiary are considered as restricted net assets and are not distributable as cash dividends. As of December 31, 2011, there were no restricted net assets for the Company PRC subsidiaries. Please see page 43 of the Form 8-K.

The Company has added a Risk Factor regarding restriction of foreign exchange which could impact its ability to pay dividends.

The Company has revised the Form 8-K to discuss the amount of cash held in USD versus RMB. Please see page 37 of the Form 8-K.

Comment 23. We note your disclosure regarding the commitment letter received from a shareholder to provide funding. Please identify this shareholder and describe the principal terms of the funding agreement. Please also file this agreement with your amendment.

Response:	The shareholder is Precursor Management, Inc (PMI). The principal terms of the commitment letter is that PMI will provide the necessary unconditional financial support to CAMG through March 2013, so as to enable the Company to meet its liabilities as and when they fall due and to carry on its business without a significant curtailment of operations for the foreseeable future. The engagement will remain in force for a period of at least twelve months after the year end date of 12/31/2011.
The Company has filed the commitment letter as an exhibit. Please refer to Exhibit 10.7.

Security Ownership of Certain Beneficial Owners and Management, page 40

Comment 24. Please revise the beneficial ownership table in this section to also reflect the percentage ownership of your common stock and preferred stock separately. See Item 403 of Regulation S-K which requires you to disclose the percentage of beneficial ownership for each class of equity securities.

Response:	We have revised the table as follows:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF APRIL 21, 2012:

The classes of equity securities of RTTE issued and outstanding are Common Stock, $0.001 par value and Series A Preferred Stock, $0.001 par value.

The table on the following page sets forth, as of April 21, 2012, certain information with respect to the Common Stock owned by (i) each Director, nominee and executive officer of RTTE; (ii) each person who owns beneficially more than 5% of the Common Stock; and (iii) all Directors, nominees and executive officers as a group. The percentage of shares beneficially owned is based on there having been 25,000,000 shares of Common Stock outstanding as of April 21, 2012.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(2)
Precursor Management, Inc.(3) P.O. Box 957 Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands	3,375,000	13.5%
Yichuan Wang Chief Executive Officer and Director Rm 601, Bldg #4, 20 Capital Stadium South Rd, Haidian District, Beijing, P. R. China	4,500,000	18.0%
Siuping Ka Unit 2004-2005, Kwan Chart Tower, 6 Tonnochy Road, Wanchai, Hong Kong	4,725,000	18.9%
Guojiang Peng Director House Unit 3, Rm 502, Bldg #2, Cunnan St #2, Qiaodong District, Shijiazhuang City, Hebei Province P. R. China	8,550,000	34.2%
Fungyi Precia Fong Former Director House 23, JC Castle, 18 Shan Tong Road, Tai Po, New Teritories, Hong Kong	225,000	0.9%
Weiheng Cai Director, President, Chief Financial Officer and Chief Accounting Officer 14/F, 106 Huangpu Ave W, Tianhe Guangzhou, P.R. China	-	-
Betty Tsang Former Chief Financial Officer 14/F, 106 Huangpu Ave W, Tianhe Guangzhou, P.R. China	-	-
Lijun Chen Chairman Ping’an Nan Avenue #10, Shijiazhuang City, Hebei Province, P.R. China	-	-
Zijian Zhang Former Director Rm #3B08, 3/F Dianwuzhonghe Building, ZhanYizhi Street, Tianshou Road, Guangzhou, P.R. China	-	-
Directors and Officers as a Group	21,375,000	85.5%

All directors and executive officers as a group (person)

(1) Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2) Based on 25,000,000 shares of Common Stock outstanding.

(3) Weiheng Cai, our Director, President, Chief Financial Officer and Chief Accounting Officer

, is also the President of Precursor Management, Inc.

The table on the following page sets forth, as of April 21, 2012, certain information with respect to the Series A Preferred Stock owned by (i) each Director, nominee and executive officer of RTTE; (ii) each person who owns beneficially more than 5% of the Series A Preferred Stock; and (iii) all Directors, nominees and executive officers as a group. The percentage of shares beneficially owned is based on there having been 1,000,000 shares of Series A Preferred Stock outstanding as of April 21, 2012.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Preferred Stock(2)
Precursor Management, Inc.(3) P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	150,000	15%
Yichuan Wang Room 601,Building #4, Capital Stadium South Road 20, Haidian District, Beijing, P. R. China Chief Executive Officer and Director	200,000	20%
Siuping Ka Unit 2004-2005, Kwan Chart Tower, 6 Tonnochy Road, Wanchai, Hong Kong	210,000	21%
Guojiang Peng House Unit 3,Room 502, Bldg #2, Cunnan Stt #2, Qiaodong District, Shijiazhuang City, Hebei Province, P. R. China Director	380,000	38%
Fung Yi Precia Fong House 23, JC Castle, 18 Shan Tong Road, Tai Po, New Territories, Hong Kong Former Director	10,000	1%
Weiheng Cai 14/F, 106 Huangpu Ave W, Tianhe Guangzhou, P.R. China Director, President, Chief Financial Officer and Chief Accounting Officer	-	-
Betty Tsang 14/F, 106 Huangpu Ave W, Tianhe Guangzhou, P.R. China Former Chief Financial Officer	-	-
Lijun Chen Ping’an Nan Anvene #10, Shijiazhuang City Hebei Province, P.R.China Chairman	-	-
Zijian Zhang Former Director Room #3B08, 3/F Dianwuzhonghe Building, ZhanYizhi Street, Tianshou Road, Guangzhou, P.R. China	-	-
Directors and Officers as a Group	950,000	95%

All directors and executive officers as a group (person)

(1)    Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2) Based on 1,000,000 shares of Series A Preferred Stock outstanding.

(3) Weiheng Cai, our Director, President, Chief Financial Officer and Chief Accounting Officer, is also the President of Precursor Management, Inc.

Comment 25. We note your disclosure in footnote (3) on page 40. Please clarify if Weiheng Cai is the same individual listed as Cai Wei Heng in the table. The extent that this is the same individual, please revise the table to clarify that Cai Wei Heng is the beneficial owner of Precursor Management’s shares.

Response:	We have amended the table to clarify that Weiheng Cai is our Director, President, Chief Financial Officer and Chief Accounting Officer.

Directors and Executive Officers, Promoters and Control Persons, page 41

Comment 26. Please revise to clarify the dates of service for each of the prior business experiences discussed in the biographical information for your officers and directors. For example, please clarify when Mr. Heng became president of Precursor Management. Refer Item 401(e) of Regulation S-K for guidance.

Response:	We have made revisions throughout the Our Directors and Executive Officers section to address this comment.

Comment 27. For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K for guidance.

Response:	The Company has revised the Form 8-K to address this comment. Please see page 42 of the Form 8-K.

Comment 28. Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K or advise.

Response:	The Company is a small business issuer and its securities do not trade on a national exchange. We are not aware of any requirement for director independence. We request that the Commission please provide us with guidance as to which standard of independence would be applicable.

Certain Relationships and Related Transactions, page 45

Comment 29. We note your disclosure that many of your officers and directors also work for Hebei AMP. Please revise your disclosure to name each such officer and director and their relationship with Hebei AMP.

Response:	We have revised our disclosure as follows:
It should be noted that Hebei AMP is our joint venture and strategic partner and two of our Officers and Directors also work for Hebei AMP. They are Mr. Lijun Chen, Chairman of the Board and President of Hebei AMP; Mr. Guojiang Peng, Vice President of Hebei AMP.

Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters, page 46

Comment 30. Please provide the information required by Item 201 of Regulation S-K on your market price.

Response:	We have added the following table to disclose our historical market price based on available data:

Our common stock has traded infrequently on the OTC Bulletion Board, which limits our ability to locate accurate high and low bid prices for each quarter within the last two fiscal years. Therefore, the following table lists the quotations for the high and low bid prices as reported by a Quarterly Trade and Quote Summary Report of the OTC Bulletin Board and Yahoo! Finance since May 2012. The quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not represent actual transactions.

Period                      Low                 High

Quarter ended June 30, 2012           $2.00               $4.00

(Data only available from May 2, 2012)

The last reported sale price of our common stock on the OTC Bulletin Board was $4.00 per share on May 25, 2012

Item 3.02 Unregistered Sales of Equity Securities, page 53

Comment 31. Please expand this disclosure to identify the exemption under which the issuance was made and discuss the facts relied upon to met the exemption claimed. Refer to Item 701 of Regulation S-K for guidance.

Response:	We have added the following paragraph to provide more detailed disclosure concerning the exemptions relied on for the share exchange:

On April 21, 2012 RTTE agreed to issue to CAMG shareholders (as set forth in the Security Ownership of Certain Beneficial Owners and Management table above) 22,500,000 new investment shares of RTTE Common Stock and 1,000,000 shares of RTTE super-voting Preferred Stock in exchange for 100% of the capital stock of CAMG. As a result of the exchange agreement, CAMG shareholders became shareholders of CAMG holding 21,375,000 or 85.5% of our Common Stock and 950,000 or 94.1% of our Preferred Stock and CAMG became a wholly-owned subsidiary of RTTE. We relied on exemptions provided by Regulation S promulgated under the Securities Act of 1933, as amended and Section 4(2) of the Securities Act of 1933, as amended. We made these offerings based on the following facts: (1) the issuances were isolated private transactions which did not involve a public offering; (2) there was only one offeree in each offering, (3) each offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offerees were sophisticated investors very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; (7) the negotiations for the sale of the stock took place directly between the offeree and our management; and (8) these securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act of 1933, as amended.

Item 4.01 Changes in Registrant’s Certifying Accountant, page 54.

Comment 32. Please revise your disclosure to state the exact date your predecessor auditor resigned and clarify that the new auditor was engaged to audit your financial statements for the fiscal year ended December 31, 2012, not December 31, 2011. Please also file an updated Exhibit 16 letter with your amended Form 8-K.

Response:	We have amended the 8-K accordingly. The updated Exhibit 16.1 letter was filed as well.

Exhibit 99.1 Financial Statements

Comment 33. Please update to include the interim financial statements of China Agriculture
Media Group Co., Limited for the quarterly period ended March 31, 2012

Response:	The Company has filed its quarterly report ended June 30, 2012 to reflect the interim financial statements.

Comment 34. Please revise your disclosure to include a footnote describing the circumstances that lead you to record non-controlling interest. Your footnote should include a description of the terms of the non-controlling interests and the minority partners’ rights. Please also elaborate on the agreement disclosed on page 6 regarding the increase in your ownership share in CAM Hebei to 98%; tell us if any consideration was/will be paid in exchange for this increase and any other significant terms.

Response:	The Company has updated the Footnotes to address this comment. Please see Exhibit 99.1.

Note 7. Commitment and Contingency, page 11

Comment 35. Please expand to discuss the expected delivery date of the LCD displays you made deposits on in 2011

Response:	The Company has updated the Footnotes to address this comment. Please see Exhibit 99.1.

Exhibit 99.2 Pro Forma Information

Comment 36. We note your disclosure that you will issue 1,607,853 share of RTTE common stock to the RTTE shareholders, advisors and creditors as part of the transaction. Please tell us and revise your discussion to disclose who you are issuing these shares to and the purpose for their issuance. In your response tell us how you are accounting for the share issuance, how you have determined the fair value of the shares issued (if necessary), and the basis for your conclusions. Cite any relevant accounting literature in your response

Response: Among the 1,607,853 shares, 800,000 shares were issued to the advisor, while the rest 807,853 shares were issued to Angela Ross, the RTTE shareholder, in consideration of financial indemnification and payment and release of monies to be paid on behalf of the Company in preparation of the March 31,2012 10-Q and miscellaneous expense. In this regard, we considered Angela Ross to be an advisor in substance, and the shares were issued in exchange of the service or reimbursement of the expense.

 By applying Accounting Standards Codification (the “ASC”) 505-50 Equity-based payments to non-employees, we recognized such expense in the consolidated income statement for the year ended March 31, 2012 based on the fair value of the issued shares, as we considered that the fair value of the issued shares would be more reliably measured than the fair value of the service received.

 Since CAMG was a private company with no operation during the development stage as of the date of reverse merger, while few transactions occurred for RTTE common stock to provide a reliable basis of its fair value, before the reverse merger, the fair value measurement was based on significant inputs which were unobservable in the market and thus represented a level 3 measurement. The fair value of the issued shares was estimated by applying a market approach, which was based on the net asset value of CAMG as of the date of reverse merger.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at ______________ if you have any further questions. Thank you.

Very truly yours,

CAM Group, Inc.

Date: September 25 , 2012

/s/ Weiheng Cai
Name: Weiheng Cai
Title: Director, President, Chief Financial Officer and Chief Accounting Officer